Exhibit 1-2

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
Consolidated Balance Sheet (Unaudited)
                          December 31, 2004
(In Thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,410
Receivables:
Associated companies	418
Other	95,032
Material and supplies	6,957
Prepayments and other	3,402
114,219

INVESTMENTS:
Nonutility property, net	20,722
Other	773
21,495

DEFERRED CHARGES:
Goodwill	-
Accumulated deferred income tax benefits	38,843
Other	-
38,843

TOTAL ASSETS	$174,557

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$500
Short-term borrowings	-
Notes payable to associated companies	8,877
Notes payable other	3,481
Accounts payable
Other	45,314
Associated companies	95
Accrued taxes	2,573
Other	16,123
76,963

CAPITALIZATION:
Common stockholder’s equity	90,753
Long-term debt	6,841
97,594

TOTAL LIABILITIES & CAPITALIZATION	$174,557

Exhibit 1-2

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
Consolidated Statement of Operations (Unaudited)
(In Thousands)

	Three Months	Twelve Months
	Ended	Ended
	Dec. 31, 2004	Dec. 31, 2004

Revenues	$107,435	$396,498

Cost of revenues	95,809	352,772

Gross margin	11,626	43,726

Selling, general and administrative expenses	10,812	37,521
Depreciation	1,143	4,645
	(329)	1,560

Goodwill impairment	47,439	47,439
Purchase agreement incentive plans	34	134

Operating loss	(47,802)	(46,013)

Interest income	130	284
Interest expense	(340)	(1,054)
Gain on sale of fixed assets	379	896
Other income/(expense), net	36	265
Total other income	205	391

Loss before income taxes	(47,597)	(45,622)

Income taxes benefits	(10,129)	(9,631)

Net loss	$(37,468)	$(35,991)